December 10, 2018

James E. Meyer
Chief Executive Officer
Sirius XM Holdings Inc.
1290 Avenue of the Americas
11th Floor
New York, NY 10104

       Re: Sirius XM Holdings Inc.
           Amendment No. 1 to
           Registration Statement on Form S-4
           Filed November 30, 2018
           File No. 333-228088

Dear Mr. Meyer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary
Conditions to Completion of the Transactions, page 10

1. We note your response to prior comment 2. Explain the purpose of the merger condition that the transaction not be illegal as a result of a law or order being a waivable condition.
       Explain how the parties intend to proceed with the merger under such circumstances and the risks to shareholders if the parties continue to complete a transaction that is considered illegal.
 James E. Meyer
FirstName Holdings Inc. E. Meyer
Sirius XM LastNameJames
Comapany10, 2018
December NameSirius XM Holdings Inc.
December 10, 2018 Page 2
Page 2
FirstName LastName
Background of the Transactions, page 38

2.       We note your response to comment 4 and the revised disclosure on page
50. Please
         further expand your disclosure of the September 23, 2018 meeting to specifically address whether the Pandora board considered that the proposed exchange ratio was lower than the originally proposed exchange ratio, and if so, what specific factors weighed in favor of accepting a lower exchange ratio.
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet, page 116

3. Please update the column titled "Sirius XM As Reported" to reflect historical balance sheet amounts as of September 30, 2018. It appears the figures currently presented pertain to the period ended December 31, 2017.
Unaudited Pro Forma Combined Condensed Consolidated Statement of Comprehensive Income for the Year Ended December 31, 2017, page 118

4.       Your $23.5 million adjustment to other income (expense) appears to be missing a
         reference to one or more adjustments. Your discussion of adjustment
(d) for the period
         ended December 31, 2017 only references an adjustment of $472,000. Please revise your reference and/or disclosure accordingly.
Note 2 - Estimated Consideration and Pro Forma Purchase Price Allocation, page
119

5. Regarding your response to comment 9, please revise your disclosures to clearly indicate your full compliance with the guidance in ASC 805-10-25-10 and advise us.
6. Please disclose the assumptions used in determining the estimated value of Sirius XM replacement equity awards attributable to pre-combination service. Intangible Assets, page 121

7. Please disclose the basis for your assumption that the book value of AdsWizz intangible assets approximated fair value as of September 30, 2018.
Note 3 - Pro Forma Adjustments, page 122

8. We note the revisions you made to your discussion of adjustment 3(f). Please further revise to identify the amounts reclassified, particularly where multiple items are being reclassified into or out of the same line item (such as the adjustments to general and administrative expenses).
 James E. Meyer
Sirius XM Holdings Inc.
December 10, 2018
Page 3

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameJames E. Meyer                           Sincerely,
Comapany NameSirius XM Holdings Inc.
                                                           Division of
Corporation Finance
December 10, 2018 Page 3                                   Office of
Telecommunications
FirstName LastName